January 8, 2007

BY FACSIMILE (202-772-9368) AND EDGAR

Mr. Karl Hiller

U.S. Securities And Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Bill Barrett Corporation, Form 10-K for the Fiscal Year Ended December 31, 2005, File No. 001-32367

Dear Mr. Hiller:

On behalf of Bill Barrett Corporation (“BBC” or the “Company”), this letter responds to the Staff’s comments in the Staff’s letter dated December 8, 2006 with comments to the Company’s Form 10-K for the fiscal year ended December 31, 2005, File No. 001-32367, and in subsequent communications with the Staff. The following responses are keyed to the Staff’s comments. We have discussed these responses with the chairman of the Audit Committee of our Board of Directors and with our independent petroleum engineers.

Based on our review of the Staff comment letter, and as further described herein, we believe that our filed Form 10-K is materially correct, clear and consistent with industry practice, and therefore believe that no amendment to our existing filing is necessary. Instead, as indicated in our responses below, and in previous communications with the Staff, we hereby propose to make appropriate clarifications or modifications to our disclosures in the immediate future through a press release to be disseminated on or before January 16, 2007, a Form 8-K concerning that press release, and in our Form 10-K for the year ended December 31, 2006 to be filed next month.

We respectfully request an opportunity to discuss this response letter further with the Staff if, following a review of this information, the Staff does not concur with our analysis. We would be happy to provide representatives of our independent petroleum engineers for any such discussions and to meet with the Staff in person if the Staff believes this would be helpful to resolving the Staff’s comments. We hope the Staff will consider this letter and our previous communications with the Staff to be responsive to the comments.

Mr. Karl Hiller

U.S. Securities And Exchange Commission

January 8, 2007

Form 10-K for the Fiscal Year Ended December 31, 2005

General

Comment 1. We understand from your reply that you would prefer to limit compliance with our comments to future filings. However, we have considered your responses to the prior comments, and believe that the nature and extent of the revisions contemplated warrant more immediate action. Therefore, we believe it will be necessary to amend your filing to include all of the disclosure revisions you have proposed during this review, and the additional revisions requested in this letter, as soon as possible.

Response. We do not believe that an amendment of the Form 10-K for the year ended December 31, 2005 is necessary or appropriate because we follow the proper professional standards and methodologies in the preparation of our reserves, our Form 10-K prominently and clearly describes the scope of the independent engineer reviews so there should be no investor confusion over the nature of the reviews, and we have not become aware that the misclassification of the reserve revisions in the note to the financials statements (described in our response dated October 9, 2006 to Comment 4 of the Staff’s initial comment letter dated September 15, 2006 and further discussed below) has caused any investor or analyst confusion concerning finding and development costs. We believe, based on previous correspondence and discussions with the Staff, that all other comments have been addressed or consist of additional clarifications and added disclosures that will be included in the Form 10-K to be filed next month. In addition, we intend to provide in a press release to be disseminated on or before January 16, 2007 (less than eight days from the date of this letter), which will contain disclosure of our 2006 year end reserves, and in a Current Report on Form 8-K concerning that press release, the description of the correction of the placement in the wrong rows of 2005 amounts for “Extensions, discoveries and other additions” and “Revisions of previous estimates” from the financial statement footnote disclosure under the heading “Analysis of Changes in Proved Reserves” in the 2005 Form 10-K. The current draft of the applicable language from the press release is as follows:

The Company also announced that a misclassification occurred in two rows in its Analysis of Changes in Proved Reserves in the Supplemental Oil and Gas Information in the Notes to Consolidated Financial Statements in its Form 10-K for the year ended December 31, 2005. Aggregate year end 2005 proved reserves were not affected; however, for 2005, “Extensions, discoveries and other additions” was overstated by 14.8 Bcfe, while “Revisions of previous estimates” was understated by the same amount. The Company’s Form 10-K for the year ended December 31, 2006, which is expected to be filed on or before March 1, 2007, will reflect these amounts in the appropriate rows.

Mr. Karl Hiller

U.S. Securities And Exchange Commission

January 8, 2007

We follow proper professional standards and methodologies in reserve estimate preparation. Our reserves are estimated using proper professional standards and methodologies in accordance with generally accepted petroleum engineering and evaluation principles by our in-house staff of petroleum engineers and are reviewed by independent petroleum engineers at Ryder Scott Company, LP (“Ryder Scott”) and Netherland, Sewell & Associates, Inc. (“NSAI”). Our in-house engineering staff is well qualified. We currently employ five engineers whose oil and gas industry experience averages 18 years per person (ranging from 5 years to 24 years). This staff has an average of 16 years of reserve forecasting experience (ranging from 5 to 24 years). In addition to training received through their extensive industry employment, our engineers participate on a regular basis in professional conferences concerning reserve estimates.

In their review reports, our independent petroleum engineers have stated their opinion that we prepare our reserve estimates in accordance with applicable professional standards. Ryder Scott’s review report states, “In general, it is our opinion that the methods and techniques used in preparing your report are in accordance with generally accepted procedures for the determination of reserves. Further, in our judgment, there was no evidence of bias in the application of the methods and techniques for estimating proved reserves. . . .” Netherland, Sewell & Associates, Inc. states in its report, “. . . in our opinion the estimates of Bill Barrett’s proved reserves and future revenue shown herein are, in the aggregate, reasonable and have been prepared in accordance with generally accepted petroleum engineering and evaluation principles. These principles are set forth in the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information promulgated by the Society of Petroleum Engineers. We are satisfied with the methods and procedures used by Bill Barrett in preparing the December 31, 2005, reserve and future revenue estimates, and we saw nothing of an unusual nature that would cause us to take exception with the estimates, in the aggregate, as prepared by Bill Barrett.”

Ryder Scott has informed us that it utilizes Regulation S-X, Rule 4-10 reporting standards for estimating petroleum reserves for BBC and that it consistently uses those same compliance standards in preparing or reviewing reserves estimates for all its public companies reporting to the SEC. NSAI has informed us that it utilizes principles set forth in the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information promulgated by the Society of Petroleum Engineers in reviewing our reserve estimates and that it uses those same standards in reviewing estimates for all its public companies reporting to the SEC.

Mr. Karl Hiller

U.S. Securities And Exchange Commission

January 8, 2007

The 2005 Form 10-K prominently and clearly describes the scope of the independent engineer reviews. The “Oil and Gas” data section of the Form 10-K for the year ended December 31, 2005 already prominently and clearly describes the scope of the independent engineer reviews and the risks of reserve estimates so there should be no investor confusion over the nature of the reviews. The disclosure speaks in terms of “review” and not audit or preparation and explains what each of Ryder Scott and NSAI do as part of their review. Individually and in the context of the “Oil and Gas Data” disclosure, these disclosures are clear, unambiguous and accurate. The “Risk Factors” section of the 2005 Form 10-K also already explains the risks inherent in estimating reserves. The following is a copy of the “Oil and Gas Data” section of the 2005 Form 10-K with the applicable disclosure highlighted. The applicable risk factor follows.

Oil and Gas Data

Proved Reserves

The following table presents our estimated net proved natural gas and oil reserves and the present value of our estimated proved reserves at each of December 31, 2003, 2004, and 2005 based on reserve reports prepared by us and reviewed in their entirety by our independent petroleum engineers. All our proved reserves included in the reserve report are located in North America. Ryder Scott Company, L.P. reviews all our reserve estimates except for our reserve estimates in the Powder River Basin, which are reviewed by Netherland, Sewell & Associates, Inc. When compared on a well-by-well or lease-by-lease basis, some of our estimates of net proved reserves are greater and some are less than the estimates of our independent petroleum engineers. However, our internal estimates of total net proved reserves are within 10% of those estimated by our independent petroleum engineers. Our estimates of net proved reserves have not been filed with or included in reports to any federal authority or agency other than the Securities and Exchange Commission in connection with our registration statement for our initial public offering. The Standardized Measure shown in the table is not intended to represent the current market value of our estimated natural gas and oil reserves.

	As of December 31,
	2003	2004	2005
Estimated Net Proved Reserves:
Natural gas (Bcf)	180.9	257.8	306.0
Oil (MMBbls)	3.9	5.7	5.8
Total (Bcfe)	204.2	292.3	341.0
Percent proved developed	62.5%	61.1%	61.1%
Standardized Measure (in millions) (1)	$404.8	$466.1	$782.5

(1)	The Standardized Measure represents the present value of estimated future cash inflows from proved natural gas and oil reserves, less future development, production, and income tax expenses, discounted at 10% per annum to reflect timing of future cash flows. In accordance with SEC requirements, our reserves and the future net revenues were determined using market prices for natural gas and oil at each of December 31, 2003, 2004, and 2005, which were $5.58 per MMBtu of gas and $32.55 per barrel of oil at December 31, 2003, $5.52 per MMBtu of gas and $43.46 per barrel of oil at December 31, 2004, and $7.72 per MMBtu of gas and $61.04 per barrel of oil at December 31, 2005. These prices were adjusted by lease for quality, transportation fees and regional price differences.

Mr. Karl Hiller

U.S. Securities And Exchange Commission

January 8, 2007

Proved developed reserves are reserves that can be expected to be recovered through existing wells with existing equipment and operating methods. Proved undeveloped reserves are proved reserves that are expected to be recovered from new wells drilled to known reservoirs on undrilled acreage for which the existence and recoverability of such reserves can be estimated with reasonable certainty, or from existing wells on which a relatively major expenditure is required to establish production.

The data in the above table represents estimates only. Oil and natural gas reserve engineering is inherently a subjective process of estimating underground accumulations of oil and natural gas that cannot be measured exactly. The accuracy of any reserve estimate is a function of the quality of available data and engineering and geological interpretation and judgment. Accordingly, reserve estimates may vary from the quantities of oil and natural gas that are ultimately recovered. See “ Item 1A. Risk Factors”.

Our independent engineers, Ryder Scott Company, L.P. and Netherland, Sewell & Associates, Inc., perform a well-by-well review of all of our properties and of our estimates of proved reserves and then provide us with their review reports concerning our estimates. Ryder Scott Company, L.P. provided us with a report stating its opinion that the methods and techniques used in preparing our reserve report are in accordance with generally accepted procedures for the determination of reserves, and that, in its judgment, there was no evidence of bias in the application of the methods and techniques for estimating proved reserves, and that the total proved net reserves estimated would be within 10% of those estimated by Ryder Scott Company, L.P. Netherland, Sewell & Associates, Inc. stated in its report that our estimates of proved oil and gas reserves and future revenue as shown in its report and in certain computer printouts in its office are, in the aggregate, reasonable and have been prepared in accordance with generally accepted petroleum engineering and evaluation principles. These review reports do not state the degree of their concurrence with the accuracy of our estimate for the proved reserves attributable to our interest in any specific basin, property or well, although this information is generated by the independent engineers as a basis for their review report.

Future prices received for production and costs may vary, perhaps significantly, from the prices and costs assumed for purposes of these estimates. The Standardized Measure shown should not be construed as the current market value of the reserves. The 10% discount factor used to calculate present value, which is required by Financial Accounting Standard Board pronouncements, is not necessarily the most appropriate discount rate. The present value, no matter what discount rate is used, is materially affected by assumptions as to timing of future production, which may prove to be inaccurate.

Mr. Karl Hiller

U.S. Securities And Exchange Commission

January 8, 2007

From time to time, we engage Ryder Scott Company, L.P. and Netherland, Sewell & Associates, Inc. to review and/or evaluate the reserves of properties that we are considering purchasing and to provide technical consulting on well testing. Neither Ryder Scott Company, L.P. nor Netherland, Sewell & Associates, Inc. nor any of their respective employees has any interest in those properties and the compensation for these engagements is not contingent on their estimates of reserves and future cash inflows for the subject properties. During 2005, we paid Ryder Scott Company, L.P. $69,780 for reviewing our reserve estimates and $0 for other consulting services. During 2005, we paid Netherland, Sewell & Associates, Inc. $108,400 for reviewing our reserve estimates and $0 for other consulting services.

Risk Factors excerpt from page 33 of the 2005 Form 10-K:

Our estimated reserves are based on many assumptions that may turn out to be inaccurate. Any material inaccuracies in these reserve estimates or underlying assumptions will materially affect the quantities and present value of our reserves.

There has been no indication of any investor or analyst confusion concerning reserve disclosure or finding and development costs. Based on our discussions with investors and analysts and feedback from our participation in investor and industry conferences, we are not aware of any investor or analyst confusion concerning the reserve data included in the 2005 Form 10-K or other public disclosures by the Company or concerning finding and development costs (“F&D”) derived from that data. We have reviewed publicly available information and had discussions with analysts concerning F&D as calculated by those analysts. A typical “all-in” F&D calculation that would be done by a sophisticated investor or equity analyst would divide our costs incurred (less our asset retirement obligations) by our net change in reserves plus production (and factoring in any sales of reserves). The change in reserves would be the sum of (1) net purchases and sales of oil and gas reserves in place, (2) extensions, discoveries and other additions, and (3) revisions of previous estimates. The error referred to in the earlier comment concerning page F-30 of the 2005 Form 10-K only reclasses between “Extensions, discoveries and other additions” and “Revisions of previous estimates” so that the aggregate reserve additions number was not affected and therefore the F&D calculations described above would not be affected.

We reviewed the reports and spoke with each of the 12 energy-focused equity analysts who cover or covered our stock. In all cases, these analysts combined “Extensions, discoveries and other additions” and “Revisions of previous estimates” as part of their F&D calculations for the denominator. Eight of 12 analysts calculated an “all-in” F&D of $3.85 for 2005 based on the calculation described in the previous paragraph. Another three equity analysts calculated an “all-in” F&D of $3.97, which is as described above except they included asset retirement obligations. One analyst calculated a $3.68 “all-in” F&D based on costs incurred (excluding acquisitions) divided by change in

Mr. Karl Hiller

U.S. Securities And Exchange Commission

January 8, 2007

proved reserves plus production. As a result, all 12 analysts used the aggregate reserve additions number so that the misclassification had no impact on any of their F&D calculations. Furthermore, no investors or analysts have inquired about the difference between the disclosure under the changes in reserves and the “summary of changes in standardized measure”.

The Company has never published, disclosed or publicly filed a total Company “all-in” F&D. Beginning on October 2, 2006, our investor presentation (filed with a Current Report on Form 8-K dated that date) included four slides with illustrative economics for our three largest development areas (Powder River Basin, Piceance Basin, and West Tavaputs) and one exploration project (Lake Canyon). The investor presentation and related illustrative economics were updated through the remainder of 2006 with applicable Form 8-K filings made on October 18, 2006 and December 7, 2006. We will file additional Forms 8-K as the investor presentation is materially updated. A copy of the relevant slides is attached. Other than the information described in this paragraph, the Company has not published any finding and development cost information.

We do not believe that there is any investor confusion. The error in putting the reserve revision information in the wrong row does not materially impact the financial statements and therefore no amendment of the 2005 Form 10-K is necessary. Other than the misclassification of the reserve revisions in the note to the financials statements (described in our response dated October 9, 2006 to Comment 4 of the Staff’s initial comment letter dated September 15, 2006), which are not material because they did not change the aggregate reserves, the other comments are clarifying in nature. The error is confined to a single note in the Notes to Consolidated Financial Statements and does not affect the numbers presented in the Financial Statements. In addition, the “summary of changes in standardized measure” table that follows the change in reserve table in the same note was correct, providing a check on data for investors. The disclosure as filed complies with disclosure requirements in all material respects. All other comments have been addressed or consist of additional clarifications and additional disclosures that will be included in the 2006 Form 10-K to be filed within 52 days and in the press release to be disseminated on or before January 16, 2007 that will contain 2006 reserves as well as an explanation of the correction of the reclassification of “Extensions, discoveries and other additions” and “Revisions of previous estimates” from the 2005 Form 10-K as described above in response to Comment 1. In addition, we have no intention of offering any securities to the public prior to the filing of our 2006 Form 10-K.

Mr. Karl Hiller

U.S. Securities And Exchange Commission

January 8, 2007

Oil and Gas Data, page 19

Proved Reserves, page 19

Comment 2. We have reviewed your response to prior comment five, concerning the variances between reserve estimates prepared by you and the independent engineers. Although your proposed disclosure is helpful, we believe that additional disclosure is necessary to address the differences in reserve estimates over the last three years. If you used only the consultant’s estimates, it appears you would have negative revisions in the reserve quantities disclosed because the large differences on individual properties were not resolved. However, you chose to report the higher numbers provided by Barrett engineers without addressing these differences. Based on the information you provided, we see no basis for estimates of reserves above those provided by the independent engineers.

Given these circumstances, we believe it will be necessary to amend your filing to expand your disclosures as previously advised. Since you engaged independent engineers to review your reserve estimates, further disclosure will be necessary to explain (i) why you engaged the independent engineering firms, and (ii) the reasons for your decision to report your reserve estimates without resolving the differences. It should be clear which methods or manner of computation employed by you rendered a more reliable estimate, in your view. If you are unable to substantiate this view, it may be necessary to restate your reserves. Please disclose all material differences in the reserve estimates identified for individual properties, both developed and undeveloped, over the past three years.

Response. We use our internal reserve estimates rather than the estimates from the independent engineering firms because we believe that our reserve and operations engineers are the more knowledgeable about the wells due to their continual analysis throughout the year as compared to the relatively short term analysis performed by the independent engineers. In addition, in future filings we will expand our disclosure of proved reserves as by including the following additional clarifying disclosure in the “Oil and Gas Data” section:

Ryder Scott Company, L.P. and Netherland, Sewell & Associates, Inc. performed an independent review of 100% of our properties. We provided the independent engineers our internal and external engineering and geoscience technical data and analyses and all production information on our properties. The independent engineers may or may not have used our internal interpretation on any given property. In the process of their review of our properties and data, the independent engineers do not verify our ownership interest information, production data, production tests, capital or operating costs or pricing contracts although they may ask questions regarding this data.

Mr. Karl Hiller

U.S. Securities And Exchange Commission

January 8, 2007

The Company chooses Ryder Scott Company, L.P. and Netherland, Sewell & Associates, Inc. to review our estimated reserves rather than perform an “as prepared” report. We use our internal reserve estimates rather than the estimates from the independent engineering firms because we believe that our reserve and operations engineers are more knowledgeable about the wells due to our continual analysis throughout the year as compared to the relatively short term analysis performed by the independent engineers. We use our internal reserve estimates on all properties regardless of the positive or negative variance to the independent engineers. If a variance greater than 10% occurs at the field level, it may suggest that a difference in methodology or evaluation techniques exists between the Company and the independent engineers. These differences are investigated by the Company and the independent engineers and discussed with the independent engineers to confirm that we used the proper methodologies and techniques in estimating reserves for these fields. Ryder Scott Company, L.P. and Netherland, Sewell & Associates, Inc. use their interpretation of accepted petroleum engineering and evaluation principles to judge our internal estimates and have provided us with their reserve reports confirming that we prepared our reserve estimates in accordance with generally accepted procedures for the determination of reserves. Differences in engineering judgment may remain between the Company and the independent engineers and may result in a significant reserve variance on a well-by-well or lease-by-lease basis.

While we are not required by SEC or accounting regulations or pronouncements to have our estimates reviewed, we are required by our revolving credit agreement with our lenders to have an independent engineering firm perform a review on our estimated reserves. The lenders have agreed to our use of Ryder Scott Company, L.P. and Netherland, Sewell & Associates to perform these reviews using their respective review criteria. It is acceptable to our lenders to use our estimated reserves when the estimated reserves from the independent engineering review are within 10% above or below our estimates, in the aggregate. We strictly adhere to this requirement.

The year end 2006 reserve review letter provided to us by Ryder Scott Company, L.P. states the following: “In general, it is our opinion that the methods and techniques used in preparing your report are in accordance with generally accepted procedures for the determination of reserves. Further, in our judgment, there was no evidence of bias in the application of the methods and techniques for estimating proved reserves, and in our opinion the reserves are reasonable in the aggregate.”

Mr. Karl Hiller

U.S. Securities And Exchange Commission

January 8, 2007

The year end 2006 reserve review letter provided to us by Netherland, Sewell & Associates, Inc. states the following: “When compared on a lease-by-lease basis, some of the estimates of Bill Barrett are greater and some are less than the estimates of Netherland, Sewell & Associates, Inc. However, in our opinion the estimates of Bill Barrett’s proved reserves and future revenue shown herein are, in the aggregate, reasonable and have been prepared in accordance with generally accepted petroleum engineering and evaluation principles. These principles are set forth in the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information promulgated by the Society of Petroleum Engineers. We are satisfied with the methods and procedures used by Bill Barrett in preparing the December 31, 2006, reserve and future revenue estimates, and we saw nothing of an unusual nature that would cause us to take exception with the estimates, in the aggregate, as prepared by Bill Barrett.”

For estimates of proved reserves at December 31, 2006, our independent reserve engineers arrived at total proved reserves of [        ] Bcfe for Ryder Scott Company ([        ]% lower than the Company’s estimates) and [        ] Bcfe for Netherland, Sewell & Associates, Inc. ([        ]% higher than the Company’s estimates). Our internal reserves estimates for the same properties are [        ] Bcfe and [        ] Bcfe, respectively. [        ] percent of our wells, which represent [        ]% of our total proved reserves, were greater than 10% above or below the estimates made by the independent engineers.

For estimates of proved reserves at December 31, 2005, our independent reserve engineers arrived at total proved reserves of 289.7 Bcfe for Ryder Scott Company, L.P. (8.0% lower than the Company’s estimates) and 23.9 Bcfe for Netherland, Sewell & Associates, Inc. (7.7% lower than the Company’s estimates). Our internal reserve estimates for the same properties are 315 Bcfe and 25.9 Bcfe, respectively. Fifty-nine percent of our wells, which represent 37% of our total proved reserves, were greater than 10% above or below the estimates made by the independent engineers. Over 60% of the total variance to our independent engineers (16.8 Bcfe of a total of 27.3 Bcfe) occurred in Piceance Basin and Uinta Basin. The greatest field level variance occurred in the Gibson Gulch Field in the Piceance Basin. The estimates of the proved reserves for this field were 114.5 Bcfe and 103.0 Bcfe for the Company and Ryder Scott Company, L.P., respectively. This variance is primarily due to the difference in engineering judgment with

Mr. Karl Hiller

U.S. Securities And Exchange Commission

January 8, 2007

respect to the typical well decline curve parameters. The Company’s engineers believe that the decline curve parameters have been changing with our improvements in completion design as evidenced by actual well performance. We rely on the expertise of our Piceance Basin technical staff which has experience within the basin that averages nine years (ranging from two to 22 years). This was evidenced by positive engineering revisions in 2006 year end reserves in the Piceance Basin of [        ] Bcfe. The second largest variance at the field level occurred in West Tavaputs in the Uinta Basin. The estimates of the proved reserves were 74.5 Bcfe and 69.2 Bcfe for the Company and Ryder Scott Company, L.P., respectively. The majority of the wells drilled in 2005 in this field were completed in the fourth quarter of the year. During the fourth quarter, the production from the field was curtailed due to compression limitations. The assumptions required in estimating reserves on wells with minimal production history and that also are constrained are more numerous than those assumptions made on wells that have a substantial amount of production history. The result of these challenges in estimating the proved reserves is a reliance on engineering judgment. This is evident in the variance of West Tavaputs proved reserves at year-end 2005 with Ryder Scott Company, L.P.’s estimate being 5.3 Bcfe lower than the Company’s estimate.

For estimates of proved reserves at December 31, 2004, our independent reserve engineers arrived at total proved reserves of 227.2 Bcfe for Ryder Scott Company, L.P. (9.8% lower than the Company’s estimates) and 36.5 Bcfe for Netherland, Sewell & Associates, Inc. (9.7% lower than the Company’s estimates). The Company’s internal reserve estimates for the same properties are 251.9 Bcfe and 40.4 Bcfe. Over 65% of the total variance to our independent engineers (18.9 Bcfe of a total of 28.6 Bcfe) occurred in the Piceance Basin and the Wind River Basin. The majority of these variances were due to the difference in engineering judgment with respect to the typical well decline curve parameters for the infill wells in the Lance formation in the Wind River Basin and the proved wells in the Williams Fork formation in the Piceance Basin.

For estimates of proved reserves at December 31, 2003, our independent reserve engineers arrived at total proved reserves of 155.0 Bcfe for Ryder Scott Company, L.P. (6.6% lower than the Company’s estimates) and 36.2 Bcfe for Netherland, Sewell & Associates, Inc. (5.1% lower than the Company’s estimates). The Company’s internal reserve estimates for the same properties are 166.0 Bcfe and 38.2 Bcfe. Over 93% of the total variance to our independent engineers (12.2 Bcfe of a total of 13.0 Bcfe) occurred in the Wind River Basin and the Uinta Basin.

Mr. Karl Hiller

U.S. Securities And Exchange Commission

January 8, 2007

The majority of these variances were due to the difference in engineering judgment with respect to the typical well decline curve parameters in the Lance well forecasts in the Wind River Basin and the Wasatch/Mesaverde forecasts in the Uinta Basin.

For estimates of proved reserves at June 30, 2006, our independent reserve engineers arrived at total proved reserves of 354.4 Bcfe (1.9% lower than the Company’s estimates). The Company’s reserves estimates for the same properties are 361.1 Bcfe. At mid-year 2006, we revised our proved reserves upward from our year-end 2005 reserve report by approximately 9.3 Bcfe, excluding pricing revisions. We expect positive reserve revisions at year end 2006 greater than those realized at mid-year 2006.

Risk Factors, page 34

Our estimated reserves are based on many assumptions, page 35

Comment 3. We note you have not complied with prior comment six, concerning the actual production levels relative to your originally forecasted volumes. We agree that information clarifying that 27.5% of the wells you participate in are producing less than 75% of the originally forecasted volumes would be more appropriately included in the explanation of the risk factor found on page 35, concerning reserve assumptions that turn out to be inaccurate, and would provide the context necessary to understand the relevance of the reserve revisions discussed in that section. Please revise your document accordingly.

Response. In future filings, we will rename and expand our disclosure in the Risk Factor previously entitled, “Our estimated reserves are based on many assumptions that may turn out to be inaccurate. Any material inaccuracies in these reserve estimates or underlying assumptions will materially affect the quantities and present value of our reserves.” The new Risk Factor will read as follows:

Our estimated reserves are based on many factors that cannot be directly measured. Any material inaccuracies in those factors will materially affect the quantities and present value of our reserves.

Underground accumulations of oil and natural gas can not be measured directly. Estimates of underground accumulations of oil and natural gas are made based on measurement from electric logs, production history, maps of the structure, core data, outcrop study, analogous field producing history, drilling results, fluid property study and many other considered data, all intended to create the most accurate and representative estimate of volumes. Despite the rigor and consideration

Mr. Karl Hiller

U.S. Securities And Exchange Commission

January 8, 2007

of varied data the product remains an estimate. As a result, estimated quantities of proved reserves and projections of future production rates and the timing of development expenditures may be incorrect. We prepare our own estimates of proved reserves, which are reviewed by independent petroleum engineers. Over time, our internal engineers may make material changes to reserve estimates taking into account the results of actual drilling, testing, and production. Also, we make certain assumptions regarding future oil and natural gas prices, production levels, and operating and development costs that may prove incorrect. Any significant variance from these assumptions to actual figures could greatly affect our estimates of reserves, the economically recoverable quantities of oil and natural gas attributable to any particular group of properties, the classifications of reserves based on risk of recovery, and estimates of the future net cash flows. Some of our reserve estimates are made without the benefit of a lengthy production history, which are less reliable than estimates based on a lengthy production history. At year end 2003, we revised our proved reserves downward from our 2002 reserve report by approximately 41 Bcfe, excluding pricing revisions. The majority of the downward revision was due to reclassifying deep proved undeveloped reserves and reevaluating the economic potential of behind pipe reserves in the Wind River Basin as a result of a periodic review of our reserves and reserve evaluation methodologies and an analysis of the results of our recompletion program. The downward revision in the Wind River Basin in 2003 was 37.6 Bcfe. In this basin, 18.9% of the proved wells forecast in the Wind River basin at year-end 2002 were 25% below forecast at year-end 2003. The reserve variance between the independent reserve engineers and the Company at year-end 2002 for this basin was 4.5 Bcfe with the independent engineer at the lower estimate.

At year end 2004, we revised our proved reserves downward from our 2003 reserve report by 32 Bcfe, excluding pricing revisions. The downward revision was primarily the result of encountering unexpected pressure depletion during infill drilling in the Wind River Basin and greater pressure depletion than expected in two areas in the Powder River Basin. The downward revision in the Wind River Basin in 2004 was 27.6 Bcfe. In this basin, 47.6% of the proved wells forecast in the Wind River basin at year-end 2003 were 25% below forecast at year-end 2004. The reserve variance between the independent reserve engineers and the Company at year-end 2004 for this basin was 6.6 Bcfe with the independent engineers at the lower estimate. The downward revision in the Powder River Basin in 2004 was 7.2 Bcfe. In this basin, 29% of the proved wells forecast at year-end 2003 were 25% below forecast at year-end 2004. The reserve variance between the independent reserve engineers and the Company at year-end 2003 for this basin was 1.7 Bcfe with the independent engineers at the lower estimate.

Mr. Karl Hiller

U.S. Securities And Exchange Commission

January 8, 2007

At year end 2005, we revised our proved reserves downward from our 2004 reserve report by approximately 24.7 Bcfe, excluding pricing revisions, primarily as a result of a reduction in proved undeveloped reserves in the Piceance Basin due to the use of completion techniques performed from January through September 2005 that yielded results lower than our expectations at year-end 2004. Completion techniques used in subsequent periods have yielded more favorable results, which are reflected in upward revisions in 2006 reserve estimates in this area. The downward revision in the Piceance Basin in 2005 was 25.6 Bcfe. In this basin, 31% of the proved wells forecast at year-end 2004 were 25% below forecast at year-end 2005. The reserve variance between the independent reserve engineers and the Company at year-end 2004 for this basin was 13 Bcfe with the independent engineer at the lower estimate. The downward revision in the Powder River Basin in 2005 was 9.6 Bcfe. In this basin, 36% of the proved wells forecast at year-end 2004 were 25% below forecast at year-end 2005. The reserve variance between the independent reserve engineers and BBC at year-end 2004 for this basin was 3.8 Bcfe with the independent engineer at the lower estimate. An upward revision of 8.1 Bcfe occurred in the Uinta Basin in the West Tavaputs Field in 2005. In this basin, 31% of the proved wells forecast at year-end 2004 were 25% above forecast at year-end 2005. The reserve variance between the independent reserve engineers and BBC at year-end 2004 was 2.1 Bcfe with the independent engineer at the lower estimate.

During 2005, reviews of proved oil and gas properties in the Wind River Basin indicated a decline in the recoverability of their carrying value and the need for an impairment in the Cooper Reservoir, Talon and East Madden fields in the total amount of $42.7 million. Numerous changes over time to the assumptions on which our reserve estimates are based, as described above, often result in the actual quantities of oil and gas we ultimately recover being different from our reserve estimates.

The present value of future net cash flows from our proved reserves is not necessarily the same as the current market value of our estimated oil and natural gas reserves. We base the estimated discounted future net cash flows from our proved reserves on prices and costs in effect on the day of estimate. However, actual future net cash flows from our oil and natural gas properties also will be affected by factors such as:

•	actual prices we receive for oil and natural gas;

Mr. Karl Hiller

U.S. Securities And Exchange Commission

January 8, 2007

•	the amount and timing of actual production;

•	supply of and demand for oil and natural gas; and

•	changes in governmental regulations or taxation.

The timing of both our production and our incurrence of expenses in connection with the development and production of oil and natural gas properties will affect the timing of actual future net cash flows from proved reserves, and thus their actual present value. In addition, the 10% discount factor we use when calculating discounted future net cash flows may not be the most appropriate discount factor based on interest rates in effect from time to time and risks associated with us or the oil and natural gas industry in general.

Our independent engineers perform a well-by-well review of all of our properties and of our estimates of proved reserves, but the review report they issue to us only addresses the total amount of our estimates for the sum of all properties covered by our reserve report. These review reports do not state the degree of their concurrence with the accuracy of our estimate for the proved reserves attributable to our interest in any specific basin, property or well, although this information is generated by the independent engineers as a basis for their review report. In the case of the properties reviewed by each of the two independent engineers, our estimates of proved reserves at December 31, 2006 in the aggregate were [__]% above those of Ryder Scott Company, L.P. and at December 31, 2006 in the aggregate were [        ]% below Netherland, Sewell & Associates, Inc.

Mr. Karl Hiller

U.S. Securities And Exchange Commission

January 8, 2007

If any member of the Staff has comments or questions, please call Lynn Boone Henry (Vice President—Planning and Reserves) at (303) 312-8132, David R. Macosko (Vice President—Accounting) at (303) 312-8137, or Francis B. Barron (Senior Vice President—General Counsel; and Chief Financial Officer) at (303) 312-8515. Please note that, as previously announced, Mr. Tyree left the Company as of November 17, 2006, and Mr. Barron is serving as Chief Financial Officer until a successor has been appointed. Thank you for your consideration of these matters.

Very truly yours,

BILL BARRETT CORPORATION

By:	/s/ Francis B. Barron
Francis B. Barron
Senior VP—General Counsel; and Chief Financial Officer

cc:	Mr. Mark Wojciechowski

Mr. James Murphy

Ms. Jenifer Gallagher

Mr. Dennis Boylan

Ms. Chris LaFollette

Ms. Lynn Boone Henry

Mr. David R. Macosko

Mr. Randy Stein, Chair, Audit Committee

Mr. Larry Nelms, Ryder Scott Company, L.P.

Mr. Dan Smith, Netherland, Sewell & Associates, Inc.

Enclosures

1/9/2007 2:59 AM
Powder River Basin – CBM Development
Wyoming
Illustrative F&D Costs
EUR (gross)
NRI
EUR (net)
Drilling
Completion
Total
Incremental drilling F&D (per Mcfe)
Illustrative Economics
Gas Price (Rockies 12 month strip)
MMBtu/ sales adjustment
Realized Price (per Mcfe)
LOE
Gathering & Transportation
Production taxes
Gross margin (cash flow)
F&D
Net Margin
ROR
CIG Price Required 10% ROR
$ 5.55
(0.42)
$ 5.13
(0.94)
(1.36)
(0.77)
$ 2.06
(0.71)
$ 1.35
48%
$ 3.15
Bcfe
0.350
80%
0.280
$    80
120
$  200
$ 0.71
(ranges from 0.15 – 0.8)
(ranges from $0.15 – 0.27)
(Big George Coal)
$, thousands
From 8K filed on Oct. 2, 2006

1/9/2007 1:04 PM
Piceance Basin - Gibson Gulch
Colorado
Illustrative F&D Costs
EUR (gross)
NRI
EUR (net)
Drilling
Completion
Total
Incremental drilling F&D (per Mcfe)
Illustrative Economics
Gas Price (Rockies 12 month strip)
MMBtu/ sales adjustment
Realized Price (per Mcfe)
LOE
Gathering & Transportation
Production taxes
Gross margin (cash flow)
F&D
Net Margin
ROR
CIG Price Required 10% ROR
$  5.55
0.67
$  6.22
(0.37)
(0.29)
(0.33)
$ 5.23
(2.08)
$3.15
27%
$4.50
Bcfe
1.20
80%
0.96
$0.8
1.2
$2.0
$2.08
(Williams Fork)
$, millions
From 8K filed on Oct. 2, 2006

1/8/2007 11:32 P
Illustrative F&D Costs
EUR (gross)
NRI
EUR (net)
Drilling
Completion
Total
Incremental drilling F&D (per Mcfe)
Illustrative Economics
Gas Price (Rockies 12 month strip)
MMBtu/ sales adjustment
Realized Price (per Mcfe)
LOE
Gathering & Transportation
Production taxes
Gross margin (cash flow)
F&D
Net Margin
ROR
CIG Gas Price Required 10% ROR
Bcfe
2.3
82%
1.9
$1.2
1.8
$3.0
$1.59
$ 5.55
0.17
$ 5.72
(0.31)
(0.07)
(0.28)
$ 5.06
(1.59)
$ 3.47
29%
$ 4.30
Uinta Basin West Tavaputs Shallow
Utah
(Wasatch/Mesaverde)
$, millions
From 8K filed on Oct. 2, 2006

1/9/2007 3:02 AM
Lake Canyon Project
1 Wasatch, 4 Green River Discoveries – Uinta Basin, Utah
Altamont/Bluebell
Duchesne
50 sq mi
3C, 3-D
seismic survey
in processing
4 Green River formation
(shallow) discoveries
IPs: 98 to 296 Boe/d
18.75% WI
SCALE
1 Township
= 36 sq mi
#1 DLB
Wasatch discovery
TD 14,325’, 75% WI
245 Boe/d IP (5/06)
BBC Acreage
BBC Acreage earned deep rights
75% WI
Mesaverde penetration
Oil producer
2006 Wasatch (deep) location
2006 Green River (shallow) location
Pipeline
Fault
Key Information
•
229,581 gross, 158,659 net acres (June 2006)
•
56.25 - 75% working interest (deep),
18.75 - 25% working interest (Green River, shallow)
•
Pay zones:  Green River 4,000’-6,000’,
Wasatch 6,000 – 8,000’
•
Remaining 2006 drilling: 3+ Green River, 4 Wasatch
Program Potential
Green River Wasatch
•
D&C per well (million)       $1.0 $2.0
•
Boe/d (IPs) 100 250
•
Boe EURs 75-100,000 150-250,000
•
F&D /Mcfe $2.22 $2.22
Delineating Play
From 8K filed on Oct. 2, 2006

1/9/2007 3:05 AM
Powder River Basin – CBM Development
Wyoming
Illustrative F&D Costs
EUR (gross)
NRI
EUR (net)
Drilling
Completion
Total
Incremental drilling F&D (per Mcfe)
Illustrative Economics
Gas Price (Rockies 12 month strip)
MMBtu/ sales adjustment
Realized Price (per Mcfe)
LOE
Gathering & Transportation
Production taxes
Gross margin (cash flow)
F&D
Net Margin
ROR
CIG Price Required 10% ROR
$ 5.55
(0.42)
$ 5.13
(0.94)
(1.36)
(0.77)
$ 2.06
(0.71)
$ 1.35
48%
$ 3.15
Bcfe
0.350
80%
0.280
$    80
120
$  200
$ 0.71
(ranges from 0.15 – 0.8)
(ranges from $0.15 – 0.27)
(Big George Coal)
$, thousands
From 8K filed on Oct. 18, 2006

1/9/2007 3:09 AM
Piceance Basin - Gibson Gulch
Colorado
Illustrative F&D Costs
EUR (gross)
NRI
EUR (net)
Drilling
Completion
Total
Incremental drilling F&D (per Mcfe)
Illustrative Economics
Gas Price (Rockies 12 month strip)
MMBtu/ sales adjustment
Realized Price (per Mcfe)
LOE
Gathering & Transportation
Production taxes
Gross margin (cash flow)
F&D
Net Margin
ROR
CIG Price Required 10% ROR
$  5.55
0.67
$  6.22
(0.37)
(0.29)
(0.33)
$ 5.23
(2.08)
$3.15
27%
$4.50
Bcfe
1.20
80%
0.96
$0.8
1.2
$2.0
$2.08
(Williams Fork)
$, millions
From 8K filed on Oct. 18, 2006

1/8/2007 11:32 P
Illustrative F&D Costs
EUR (gross)
NRI
EUR (net)
Drilling
Completion
Total
Incremental drilling F&D (per Mcfe)
Illustrative Economics
Gas Price (Rockies 12 month strip)
MMBtu/ sales adjustment
Realized Price (per Mcfe)
LOE
Gathering & Transportation
Production taxes
Gross margin (cash flow)
F&D
Net Margin
ROR
CIG Gas Price Required 10% ROR
Bcfe
2.3
82%
1.9
$1.2
1.8
$3.0
$1.59
$ 5.55
0.17
$ 5.72
(0.31)
(0.07)
(0.28)
$ 5.06
(1.59)
$ 3.47
29%
$ 4.30
Uinta Basin West Tavaputs Shallow
Utah
(Wasatch/Mesaverde)
$, millions
From 8K filed on Oct. 18, 2006

1/9/2007 3:10 AM
Lake Canyon Project
1 Wasatch, 4 Green River Discoveries – Uinta Basin, Utah
Altamont/Bluebell
Duchesne
50 sq mi
3C, 3-D
seismic survey
in processing
4 Green River formation
(shallow) discoveries
IPs: 98 to 296 Boe/d
18.75% WI
SCALE
1 Township
= 36 sq mi
#1 DLB
Wasatch discovery
TD 14,325’, 75% WI
245 Boe/d IP (5/06)
BBC Acreage
BBC Acreage earned deep rights
75% WI
Mesaverde penetration
Oil producer
2006 Wasatch (deep) location
2006 Green River (shallow) location
Pipeline
Fault
Key Information
•
229,581 gross, 158,659 net acres (June 2006)
•
56.25 - 75% working interest (deep),
18.75 - 25% working interest (Green River, shallow)
•
Pay zones:  Green River 4,000’-6,000’,
Wasatch 6,000 – 8,000’
•
Remaining 2006 drilling: 3+ Green River, 4 Wasatch
Program Potential
Green River Wasatch
•
D&C per well (million)       $1.0 $2.0
•
Boe/d (IPs) 100 250
•
Boe EURs 75-100,000 150-250,000
•
F&D /Mcfe $2.22 $2.22
Delineating Play
From 8K filed on Oct. 18, 2006

1/9/2007 3:12 AM
Powder River Basin – CBM Development
Wyoming
Illustrative F&D Costs
EUR (gross)
NRI
EUR (net)
Drilling
Completion
Total
Incremental drilling F&D (per Mcfe)
Illustrative Economics
Gas Price (Rockies 12 month strip)
MMBtu/ sales adjustment
Realized Price (per Mcfe)
LOE
Gathering & Transportation
Production taxes
Gross margin (cash flow)
F&D
Net Margin
ROR
CIG Price Required 10% ROR
$ 6.11
(0.40)
$ 5.71
(1.05)
(1.33)
(0.75)
$ 2.58
(0.71)
$ 1.87
48%
$ 3.15
Bcfe
0.350
80%
0.280
$    80
120
$  200
$ 0.71
(ranges from 0.15 – 0.8)
(ranges from $0.15 – 0.27)
(Big George Coal)
$, thousands
From 8K filed on Dec 7, 2006

1/9/2007 3:14 AM
Piceance Basin - Gibson Gulch
Colorado
Illustrative F&D Costs
EUR (gross)
NRI
EUR (net)
Drilling
Completion
Total
Incremental drilling F&D (per Mcfe)
Illustrative Economics
Gas Price (Rockies 12 month strip)
MMBtu/ sales adjustment
Realized Price (per Mcfe)
LOE
Gathering & Transportation
Production taxes
Gross margin (cash flow)
F&D
Net Margin
ROR
CIG Price Required 10% ROR
$  6.11
0.62
$  6.73
(0.37)
(0.29)
(0.32)
$ 5.75
(2.08)
$ 3.67
29%
$ 4.50
Bcfe
1.20
80%
0.96
$0.8
1.2
$2.0
$2.08
(Williams Fork)
$, millions
From 8K filed on Dec 7, 2006

1/8/2007 11:32 P
Illustrative F&D Costs
EUR (gross)
NRI
EUR (net)
Drilling
Completion
Total
Incremental drilling F&D (per Mcfe)
Illustrative Economics
Gas Price (Rockies 12 month strip)
MMBtu/ sales adjustment
Realized Price (per Mcfe)
LOE
Gathering & Transportation
Production taxes
Gross margin (cash flow)
F&D
Net Margin
ROR
CIG Gas Price Required 10% ROR
Bcfe
2.7
83%
2.2
$1.2
1.8
$3.0
$1.34
$ 6.11
0.17
$ 6.28
(0.31)
(0.12)
(0.27)
$ 5.58
(1.34)
$ 4.24
68%
$ 3.40
Uinta Basin West Tavaputs Shallow
Utah
(Wasatch/Mesaverde)
$, millions
From 8K filed on Dec 7, 2006

1/9/2007 3:15 AM
Lake Canyon Project
1 Wasatch, 6 Green River Discoveries – Uinta Basin, Utah
Altamont/Bluebell
Duchesne
50 sq mi
3C, 3-D
seismic survey
in processing
6 Green River formation
(shallow) discoveries
IPs: 98 to 296 Boe/d
18.75% WI
SCALE
1 Township
= 36 sq mi
#1 DLB
Wasatch discovery
TD 14,325’, 75% WI
245 Boe/d IP (5/06)
Key Information
•
229,581 gross, 158,659 net acres (June 2006)
•
56.25 - 75% working interest (deep),
18.75 - 25% working interest (Green River, shallow)
•
Pay zones:  Green River 4,000’-6,000’,
Wasatch 6,000 – 8,000’
•
Remaining 2006 drilling: 3+ Green River, 2 Wasatch
Program Potential
Green River Wasatch
•
D&C per well (million)       $1.0 $2.0
•
Boe/d (IPs) 100 250
•
Boe EURs 75-100,000 150-250,000
•
F&D /Mcfe $2.22 $2.22
Delineating Play
BBC Acreage
BBC Acreage earned deep rights
75% WI
Mesaverde penetration
Oil producer
2006 Wasatch (deep) location
2006 Green River (shallow) location
Pipeline
Fault
From 8K filed on Dec 7, 2006